Exhibit (a)(5)(B)

YY Inc. Announces Completion of the Repurchase Right Offer for 2.25% Convertible Senior Notes due 2019

Guangzhou, April 3, 2017 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a live streaming platform, today announced that it has completed its previously announced repurchase right offer relating to its 2.25% Convertible Senior Notes due 2019 (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on March 30, 2017. Based on information from Deutsche Bank Trust Company Americas as the paying agent for the Notes, US$399,000,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate purchase price of such Notes was US$399,000,000. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders.

Materials filed with the SEC will be available electronically without charge at the SEC's website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company's website, http://investors.yy.com.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

CONTACT: For further information, please contact:

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com